SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Announcement of the Annual General Meeting of Shareholders for Fiscal Year 2017

On March 2, 2018, the Board of Directors of Woori Bank passed the following resolution to hold the annual general meeting of shareholders on March 23, 2018.

Key Details Relating to the Annual General Meeting of Shareholders

•	Meeting Date and Time: March 23, 2018; 10:00 a.m. (local time)

•	Venue: Woori Bank Head Office Building, 5th floor, 51, Sogong-ro, Jung-gu, Seoul, Korea

•	Agenda:

1.	Approval of financial statements for the fiscal year 2017

2.	Appointment of director

•	Non-standing Director Candidate : Chang-Sik Bae

3.	Approval of the maximum limit on directors’ compensation

•	Agenda details

•	Appointment of non-standing director

Name	Date of Birth	Term	Appointment	Career Background

Chang-Sik Bae	December 1963	From the time of appointment at the AGM held in Mar. 2018 to the end of the AGM held in Mar. 2020	New Appointment	- (Current) Head of Office of Human Resources Development, KDIC - Head of Department of Settlement and Recovery Planning 2, KDIC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank (Registrant)

Date: March 2, 2018	By: /s/ Won Duk Lee
(Signature)

	Name:	Won Duk Lee
	Title:	Managing Director